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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  ___________

                                SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                          RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                          RENTAL SERVICE CORPORATION
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)
                                  ___________

                               Robert M. Wilson
  Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                          Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notice and Communications on Behalf of the Person(s) Filing Statement)
                                  __________

                                  Copies to:

  Elizabeth A. Blendell, Esq.                       Mark D. Gerstein, Esq.
      Latham & Watkins                                 Latham & Watkins
633 West Fifth Street, Suite 4000                   233 South Wacker Drive
Los Angeles, California 90071-2007                  Sears Tower, Suite 5800
        (213) 485-1234                            Chicago, Illinois 60606-6401
                                                         (312) 876-7700

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on June 30, 1999 (as subsequently amended, the "Schedule 14D-9") by Rental Service Corporation, a Delaware corporation ("RSC"), relating to the cash tender offer by Pandion Acquisition Corp., a Delaware corporation ("Pandion Acquisition") and a wholly owned subsidiary of Atlas Copco North America Inc., a Delaware corporation ("Atlas Copco" and, together with Pandion Acquisition, the "Bidder"), to purchase all outstanding shares of common stock, par value $.01 per share (together with the associated preferred share purchase rights, the "Shares"), of RSC at a price of $29.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 1999 and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 29, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed by the Bidder with the Commission. Unless otherwise indicated, capitalized terms used but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     On July 13, 1999, RSC distributed to its General, District and Regional Managers, for forwarding to RSC's employees, a list of employee-related questions and answers relating to the Offer and the other transactions contemplated by the Agreement and Plan of Merger, dated as of June 28, 1999, among RSC, Atlas Copco and Pandion Acquisition. A copy of the list of employee-related questions and answers is filed as Exhibit 44 hereto and is incorporated by reference herein.

Item 9.  Material to be Filed as Exhibits.

     44  List of Employee-Related Questions and Answers.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 1999        Rental Service Corporation

                             By:      /s/ Robert M. Wilson
                                -------------------------------------
                             Name:   Robert M. Wilson
                             Title:  Executive Vice President, Chief
                                     Financial Officer, Secretary and
                                     Treasurer